November 29, 2010

TO THE SHAREHOLDERS OF OMEGA NAVIGATION ENTERPRISES, INC.

Enclosed is a Notice of Adjournment of the 2010 Annual Meeting of Shareholders (the “Annual Meeting”) of Omega Navigation Enterprises, Inc. (the “Company”) initially scheduled to be held on November 29, 2010 at 10:00 a.m., local time, and adjourned to December 21, 2010 at 10:00 a.m., local time, at the Company’s offices at 61 Vasilissis Sofias Ave, Athens 115 21 Greece.

The business scheduled for the Annual Meeting remains the same as set forth in the Company’s Proxy Statement for Annual Meeting of Shareholders mailed to shareholders on or about October 29, 2010.  Shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class A Directors to serve until the 2013 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2010 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the Annual Meeting. Adoption of Proposal Two requires the affirmative vote of the majority of the shares of stock represented at the Annual Meeting.

The Company’s board of directors has retained Okapi Partners LLC (“Okapi Partners”) as proxy solicitor in connection with the Annual Meeting.  The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, New York 10022
(212) 297-0720
Toll Free: (877) 796-5274
info@okapipartners.com

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,
George Kassiotis Chief Executive Officer